Exhibit 21.1

SUBSIDIARIES OF THE EMPIRE SPORTS & ENTERTAINMENT HOLDINGS CO.

The following is a list of subsidiaries of The Empire Sports & Entertainment Holdings Co.

Subsidiary	Jurisdiction Organiztion
The Empire Sports & Entertainment, Co.	Nevada
EXCS Funding Corp.	Nevada